PART II

OFFERING CIRCULAR
ViVA CONSULTING GROUP INC.
3 Dairyfield Court
Rockville, MD 20852

Best Efforts Offering of up to 50,000 Units of Preferred Shares Units

This prospectus relates to the offering and sale of up to Fifty Thousand Units (50,000) of Preferred Shares Unit of the Company for an aggregate, maximum gross dollar offering of Five Million and 00/100 ($5,000,000) Dollars (the "Offering") The Offering is being made pursuant to Tier 1 of Regulation A, promulgated under the Securities Act of 1933. Each Unit will be offered at its principal amount, One Hundred and 00/100 ($100/00) Dollars. There is a minimum purchase amount of hundred (100) Units, for an aggregate purchase price of Ten Thousand and 00/100 ($10,000/00) Dollars.

Investing in this offering involves high degree of risk, and you should not invest unless you can afford to lose your entire investment. **See "Risk Factors" beginning on page 11.** This offering circular relates to the offer and sale or other disposition of up to Fifty thousand (50,000) Units, at a fixed price of $100.00 per Unit. See "Securities Being Offered" beginning on page 33.

This is our offering, and no public market currently exists for our Units. The Offering price may not reflect the market price of our Units after the Offering. The Company does not intend to seek a public listing for the Units. Moreover, our common stock is not listed for trading on any exchange or automated quotation system. The Company presently does not intend to seek such listing for its common stock, but should it hereinafter elect to do so, there can be no assurances that such listing will ever materialize.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC") and the relevant state regulators, as necessary. The offering will continue until the Company has sold all of the Units offered hereby or on such earlier date as the Company may terminate the Offering. The Units offered hereby are offered on a "best efforts" basis, and there is no minimum offering.

We have made no arrangements to place subscription proceeds or funds in an escrow, trust or similar account, which means that the proceeds or funds from the sale of Units will be immediately available to us for use in our operations and once received and accepted are irrevocable. See "Plan of Distribution" and "Securities Being Offered" for a description of our capital stock.

Please note that the Company is a "shell" company in accordance with Rule 405 promulgated under the Securities Act of 1933. Accordingly, any securities sold in this offering can only be resold through registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the following conditions of Rule 144(i): (a) the issuer of the securities that was formerly a shell company has ceased to be a shell company; (b) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(D) of the Exchange Act of 1934; and the issuer of the securities has filed all Exchange Act reports and material required to be filed during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and at least one year has lapsed from the time that the issuer filed current Form 10 type information with the Commission reflecting its status as an entity that is not a shell company. For purposes herein, following the effectiveness of this Offering Statement, the Company will not be subject to the reporting requirements of the Exchange Act. Thus, the Company will be required to file another registration statement and become subject to the reporting requirements thereof in order to potentially provide for the application of Rule 144.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE

TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE UNIT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Units	Price to Public (3)	Underwriting discount and commissions (1)	Proceeds to issuer (2)	Proceeds to other persons
Per Unit	1	$ 100	$ 0.00	$ 100	$ 0.00
Total Minimum	100	$ 10,000	$ 0.00	$ 10,000	$ 0.00
Total Maximum	50,000	$5,000,000	$ 0.00	$ 5,000,000	$ 0.00

(1)   We do not intend to use commissioned sales agents or underwriters.

(2)   The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finder's fees, selling and other costs incurred in the offering of the Units.

(3)   *The Units are offered in denominations of $100 and any even multiple thereof. The minimum subscription amount is $10,000.*

We are following the "Offering Circular" format of disclosure under Regulation A.

The date of this Preliminary Offering Circular is June 30, 2016

TABLE OF CONTENTS

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

1   SUMMARY OF OFFERING CIRCULAR

As used in this prospectus, references to the "Company," "we," "our", "us" or "Company Name" refer to ViVA Consulting Group Inc. unless the context otherwise indicated.

You should carefully read all information in the prospectus, including the financial statements and their explanation of the Units, under the Financial Statements prior to making an investment decision.

The Company

Organization:	We were incorporated under the laws of the State of Delaware on April 11, 2016. Our principal office is located at 3 Dairyfield Court, Rockville, MD 20852
Capitalization:	Our certificate of incorporation provides for the issuance of up to 75,000,000 shares of common stock, par value $0.0001 and 1,000,000 Preferred Shares par value $0.0001. As of the date of this Prospectus there are 15,000,000 shares of our common stock issued and outstanding.
Management:	Our Chief Executive Officer, Director and Secretary is Jeffrey Christoph. Our Vice Presidents are Michel Vachon and Rick Whitaker. All three of our officers also serve as Directors of the Company. There are no other officers or directors of the Company. Each of the aforementioned spend approx. 10 - 20 hours per week to the affairs of the Company.
Controlling Shareholders:	Our Officers and Directors constitute our only stockholders, owning in the aggregate 15,000,000 shares. As such, our current Officers and Directors will be able to exert a significant influence over the affairs of the Company at the present time, and will continue to do so after the completion of the offering
Shell Company Status:	We are a *"shell company"* within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the

securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i). A holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current *"Form 10 information"* with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144. *"Form 10 information"* is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities. These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company.

Independence:	We are not a blank check company, as such term is defined by Rule 419 promulgated under the Securities Act of 1933, as amended, as we have a specific business plan and we presently have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Our Business

Description of Operations:	ViVA Consulting Group Inc. (the "Company" or "ViVA") was incorporated in the State of Delaware on April 11, 2016. The Company seeks to invest in opportunities in the emerging market governments' delivery of services through an affiliate, ViVA Consulting Group Limited, a British Virgin Islands corporation with offices located at Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands ("ViVA BVI"). Another affiliate, is ViVA Compliance Technologies Uganda Ltd, a Uganda corporation with offices located at Suite 501, Fortune Executive Tower, JLT, Dubai, UAE ("ViVA Uganda").Under an Agreement dated January 4, 2016, between ViVA Uganda and the Buganda Land Board ("BLB"), a professional body established by the Kingdom of Buganda in the country of Uganda, ViVA Uganda is to implement during a ten-year concession period a Single Window Online Compliance System for property

registration and land transaction management within the country of Uganda. ViVA intends to use the offering proceeds to make loans to ViVA Uganda to complete the implementation of the Single Window Online Compliance system for property owner registration and land transaction management in the Kingdom of Buganda within the country of Uganda under the ten-year concession agreement. In addition, ViVA will use the offering proceeds to expand business development and corporate support operations for ViVA Uganda and to launch additional projects, through ViVA BVI. Proceeds from the offering will be allocated on a priority basis to complete the implementation of the Project, and then to corporate infrastructure and business development for new projects. ViVA seeks to raise in a Best Efforts Offering up to $5,000,000, in 50,000 Units at $100 per Unit to fund ViVA Uganda capital needs and ViVA BVI as additional projects are identified. *(See Financing Plan)*

Historical Operations:

Since inception, the Company has limited to no operations consisting primarily of researching potential business opportunities in the global arena and preparing for this offering. As of May 31, 2016 we have an accumulated deficit of $3,500.00

Current Operations:

The Company has been focused on researching investment opportunities in the global arena; including the Buganda Land Project and sourcing its capital raise requirements. *See "Description of Operations"*

Growth Strategy:

The Company will seek to begin to execute its business strategy of investing in identified business opportunities overseas, including the Buganda Land Project upon completion of this offering. The timing of commencement of operations may be influenced by our relative success of this offering. We may not raise sufficient proceeds through this offering in order to fully execute our business plans.

The Offering

Securities Offered: Units consisting of Preferred Shares and Dividend Coupons

Minimum Number of Units   10,000 Units

Maximum Numbers of Units   50,000 Units

Purchase Price Per Unit $100 per Unit. The Price is arbitrarily determined by the Company. There is no guarantee that there will be a public market for the Units. The Company makes no representations, actual or implied, that any Unit will for certain be resold for the Offering Price

Minimum Purchase Amount	100 Units *(See Description of Units)*

Class of Securities Offered:	Units of Preferred Shares, face value $100.00
No. of Units being Sold in the Offering:	Up to 50,000 Units for a maximum offering amount of $5,000,000.
Offering Price:	The Company intends to offer the Unit at a price of $100 per Unit. There is a minimum purchase amount of one hundred (100) Units for an aggregate purchase of $10,000.
No. of Shares Outstanding:	As of the date of this Prospectus, there are 15,000,000 shares of the Company's common stock issued and outstanding. All of our issued and outstanding shares are owned by our three officers and directors.
No. of Shares after the Offering:	Irrespective of the relative success of the offering, there will remain 15,000,000 shares of the Company's common stock issued and outstanding following the completion of the offering contemplated herein.
Termination of the Offering:	The offering will commence as of the effective date of this Prospectus and continue until the earliest to occur: June 1, 2017, all Units are subscribed, or ViVA cancels the offering.
Offering Cost:	We estimate our total offering registration costs to be $30,000. If we experience a shortage of funds prior to funding, our officer and director has verbally agreed to advance funds to the Company to allow us to pay for offering costs, filing fees, and correspondence with our shareholders; however our officer and director has no legal obligation to advance or loan funds to the Company.
Market for the Units:	The Units being offered herein are not listed for trading on any exchange or automated quotation system. The Company does not intend to seek such a listing at any time hereinafter.
Market for our Common Stock:	Our common stock is not listed for trading on any exchange or automated quotation system. We do not intend, upon the effectiveness of this Offering Statement to seek such a listing. We may, however, seek to obtain a listing at a later date, although there can be no guarantee that we will be able to file and later have declared effective, a registration statement made pursuant to the Exchange Act of 1934. Moreover, there can be no assurance that a market maker will not agree to file the necessary documents with the Financial Industry Regulatory Authority (FINRA), which operates the OTQB Marketplace; nor can there be any assurance that such an application for

quotation will be approved.

Common Stock Control:	Our officers and directors currently own all the issued and outstanding common stock of the company, and will continue to own all of the common shares to control the operations of the company after this offering, irrespective of its outcome.
Best Efforts Offering:	We are offering our preferred stock on a "best efforts" basis through our Chief Executive Officer, who will not receive any discounts or commissions for selling the shares. There is no minimum number of shares that must be sold in order to close this offering.

Financing Plan

ViVA estimates the total Project will require approximately $5.0 million. ViVA requires $3.25 million for ViVA Uganda to fund Project implementation, and an additional $1.75 million for working capital in ViVA BVI to support the Project and expand the Company's vision. ViVA has made considerable progress on the Project implementation, having completed the installation of all necessary hardware and software for the first service center in Kampala to take the Project System live and begin registering land owners. ViVA expects to initiate revenue-generating operations shortly after making the Phase 1 $1.325 million payment (the "*Phase I Payment*") due to World Compliance Technologies ("*WCT*") for work performed to date. WCT is the primary technical solution provider for the Project System. Additional funds will be used for other Project expenses in order to proceed in a timely manner under the Concession Agreement to design, install, and operate the Project. This is a preliminary estimate based primarily upon the Project investment requirement as well as ViVA's operational costs for the next year.

DESCRIPTION OF UNITS

As used herein, "Shares" refer to the Units of Preferred Shares of Stock offered herein.

The Offering is for Units which consist of Preferred Shares and Dividend Coupons issued by ViVA. Units are priced at $100 each. The maximum Unit purchase is unrestricted up to $5 million or 50,000 Units. The minimum investment amount is $10,000 or 100 Units. The Shares are subject to buy back at 48 months. Coupons are not subject to buy back and will be retained by the investor for the life of the Buganda Land Project.

Unsecured Units. Units are in the form of Preferred Shares and Coupons, ranking senior to common stock, and *pari passu* with all other unsecured and unsubordinated obligations of ViVA. The Shares will be recourse obligations against ViVA and will not be secured by any collateral other than the Buganda Land Project revenues and assets of ViVA Uganda which will be transferred to the Company only in the event of default by ViVA of the buy-back. Investors will have no recourse in respect of any obligation or claim arising hereunder against ViVA's, ViVA BVI's or ViVA Uganda's directors, officers, or employees, or against any of the entities to which loans have been made by ViVA or whose loans are guaranteed by ViVA.

Dividend Rates. The Shares shall earn a fixed dividend on face value of 10% per annum for the four year fixed dividend period. The Coupons shall earn a variable rate, which is equal to 0.0003% per individual Coupon of all declared dividends from ViVA Uganda. Collectively, if all 50,000 Coupons are issued, then the Coupons will pay a total of 15% of declared dividends from ViVA Uganda.

Dividend Payments for Shares. All dividends for Shares shall be calculated based upon the actual number of days elapsed in a relevant period and a 360-day year. Dividends will be due and payable annually until the Maturity Date in the form of cash repayment.

Dividend Payments for Coupons. No Dividend payments will be made for coupons until (i) the Shares have been repurchased by the Company, and (ii) ViVA Uganda declares a Dividend. Dividends, if applicable, will be declared at the end of each calendar year. Dividend values are established at the sole discretion of ViVA Uganda according to the Dividend Policy. When ViVA Uganda declares a Dividend, the proportionate Dividend payment will be made to the Company and subsequently to Coupon holders.

Maturity of Shares. Shares shall reach maturity and be eligible for repurchase by the Company at the end of 48 months.

Notice of Payment. Each investor will be sent a notice at least 30 days prior to the Maturity Date informing him or her that his or her Preferred Shares(s) will be maturing and stating that ViVA will either: (i) buy back the Shares at face value, or (ii) that ViVA will not be repurchasing shares and in that event, ViVA Uganda's assets will be transferred from ViVA BVI to the Company and if there is a secondary market for the Units herein, the investor may opt to sell his/her shares in the public trading market. Any such payment will be made as soon as practical, and no later than 3 business days after the Maturity Date.

No Early Redemption. ViVA waives the right to repurchase the Shares prior to the Maturity Date, except for in the event of a sale of the Buganda Land Project.

FORWARDING LOOKING STATEMENTS

Certain statements in this memorandum constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address expectations or projections about the future, including statements about product development, market position, expected expenditures, and financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like believes, expects, anticipates, plans, intends, projects, estimates, indicates, hopes, will, shall, should, could, may, future, potential, or the negatives of these words, and all similar expressions. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. These statements are not guarantees of future performance and involve a number of risks, uncertainties, and assumptions. Accordingly, actual results or performance of the Company may differ significantly, positively or negatively, from forward-looking statements made herein. Unanticipated events and circumstances are likely to occur. Factors that might cause such differences include, but are not limited to, those discussed under the heading, RISK FACTORS, which investors should carefully consider. This list of factors is not exclusive. ViVA cautions you not to put undue reliance on any forward-looking statements, which speak only as of the date of this document. ViVA undertakes no obligation to update any forward-looking statements to reflect future events or circumstances.

INDUSTRY AND MARKET DATA

The opinions, estimates and projections and other forward looking statements contained herein, as well as industry and market data and certain other information used throughout this prospectus are derived from a variety of sources, including independent industry publications, government publications or other published independent sources, which ViVA did not participate in preparing. In particular, ViVA has used information provided by the Buganda Land Board concerning estimated landowner population in the Kingdom of Buganda to estimate potential transaction volumes for the Project. ViVA has no alternative information source to validate these estimates. Although ViVA has not independently verified the accuracy or completeness of the third-party information included in this memorandum, based on maengagement's knowledge and experience, ViVA believes that these third-party sources are credible and reliable. However, ViVA makes no guarantees as to its accuracy or completeness. Investors are cautioned not to place undue reliance on such market and industry data, estimates, projections and opinions, which may be based on numerous assumptions and subject to change based on various factors, including those discussed under the section entitled RISK FACTORS.

2   **RISK FACTORS**

Investing in our shares involves risk. In evaluating the Company and an investment in the shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering circular. Each of these risk factors could materially adversely affect ViVA's business, operating results or financial condition, as well as adversely affect the value of an investment in our shares. The following is a summary of the most significant factors that make this offering speculative or substantially risky. The company is still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Offering

ViVA and its affiliates operate in threshold, transitional or developing countries. Investment in the units is suitable only for investors who understand, and have the financial resources sufficient to enable them to bear, a number of risks, including a complete loss in respect of their investment in the units and those other risks described below. Before making a decision to invest in the units you should carefully consider the risks described below as well as the other information contained in this document. The risks described in this document are not exclusive of other potential risks. Additional risks and uncertainties not currently known to ViVA and its affiliates, or that ViVA currently thinks are immaterial, may also materially and adversely affect its business operations. Any of the following risks could materially affect its business, prospects, financial condition or results of operations.

No Reserve for Repayment.

The proceeds from the sale of the units will be devoted mainly to funding portfolio growth of ViVA and its affiliates, thereby increasing the number of clients that ViVA is able to serve. ViVA will not maintain a reserve to repay the units, and ViVA is primarily dependent upon cash flow generated by the Project to repay you. If ViVA does not continue to receive cash from the Project and its affiliates, ViVA may not have adequate funding to repay the units.

No Early Redemption.

ViVA will not redeem or repurchase the Shares prior to Maturity Date, except in the event of a sale of the Buganda Land Project.

Availability of Administrative Services for the Project.

ViVA Uganda may be dependent on mobile payment and internet service for facilitating online services, including record-keeping, web-based access, and payment services, with respect to the Project and Project System. If service providers were to discontinue these operations, or if the service agreements between ViVA Uganda and service providers were terminated, a substitute agent to provide these services would be required. ViVA Uganda may not be able to find a substitute on reasonable terms in time for an efficient transition, if at all. Termination for any reason of ViVA Uganda's relationship with service providers could also result in unanticipated administrative difficulties, including the ability to operate the Project System effectively and in a timely manner, or to continue the Project at all. This may affect ViVA's ability to repay investors in full.

System Adoption Risk.

The Project requires that customers who choose to register their land title with the BLB use the Project System and pay for that service to generate revenue. If Project System utilization does not reach the level forecasted, then revenues can fall short of projections and there may be insufficient revenue to repay investors.

Contract Risk.

ViVA Uganda must make the Phase I Payment to WCT no later than July 31, 2016 in order to keep the Project operating on schedule. If ViVA Uganda is unable to make the Phase I Payment by July 31, 2016, and ViVA Uganda is unable to negotiate an extension with WCT, then the offering may fail and your investment may be returned to you.

Risks Relating to Finances and Operations

ViVA Depends on ViVA Affiliates and Other Revenue Sources

ViVA anticipates that the primary use of the funds raised in this offering will be to make a loan to ViVA Uganda for Project implementation and operations. ViVA has limited sources of revenues; to repay principal and interest on the units to investors, ViVA will rely primarily on the ability of ViVA Uganda to repay the loan. The ability of ViVA Uganda to repay the loan will largely depend on revenue generation from Project operations.

Risks Relating to the Operating Environment

ViVA Local Project Affiliates Operate in Developing Markets

ViVA's local project affiliates ("*ViVA Affiliates*") are established in countries whose stage of development cannot be compared with that of industrialized countries. In relation to each other and in terms of growth of GDP or GNP, inflation (which may be much higher in threshold, transition and developing countries than in other countries), capital investment, self-sufficiency and balance of payments, the economic performance of the individual countries may vary significantly. In the future, ViVA may make additional loans to its ViVA Affiliates located in Latin America, Africa, Eastern Europe and the Middle East, and other areas where ViVA Affiliates may be established. Business standards and the legal environment in these areas are less predictable and typically less favorable than in developed countries, resulting in risks of fraud, difficulties in enforcing contractual rights or protecting assets, interference with operations other than through principles of law, and the ability to achieve profitable activity. Adverse economic or political events affecting these regions or in the participating programs' countries of operation may adversely affect ViVA Affiliates' programs and in turn their ability to meet financial obligations.

Institutional Risk.

The government entities or institutions typically targeted have management and capability limitations as they are in developing markets. Furthermore, government or institutional inefficiencies that are not part of the scope of ViVA Affiliates' projects may have adverse affects on project performance.

Local Labor Risk.

ViVA Affiliate projects rely heavily upon finding suitable local labor to support services provided by the systems installed by ViVA Affiliates. ViVA Affiliates must be able to find qualified local labor to provide these services while staying abreast of all local labor laws.

Country Risk.

Typically protected by political risk insurance to some degree, country risks may include: political violence, governmental expropriation or confiscation of assets, governmental frustration or repudiation of contracts, on-demand guarantees, business interruption, and inconvertibility of foreign currency or inability to repatriate funds.

Risk of Social or Political Unrest.

ViVA Affiliates operate in countries that are prone to instability, social and political unrest, military action, war, terrorism and rapid change in governments and government policies. ViVA Affiliates operate in areas that experience violence and armed conflict during elections or contests between rival factions vying for governmental power. Any of these situations can hinder Viva's operations or prevent Viva from continuing any activities in that country. If an environment becomes unstable and were to affect operations in a country significantly, ViVA could lose cash flow that might be needed for repayment of the units.

Risk of Government Interference.

In some of the countries in which ViVA has made or is considering making investments, including Uganda, foreign investments may be subject to local government-mandated restrictions and controls, or government policies that limit or terminate all activities.

In addition, laws and regulations may change abruptly and without notice in the countries in which ViVA Affiliates may be operating. Governmental changes in policies may require that programs be closed or have impacted the affiliate's financial position. ViVA Affiliate's cash flows or revenues may be reduced as a result. Changes in the legal environment are impossible to forecast and there are no assured means to mitigate these risks although political risk insurance coverage helps mitigating such risks. Government change in policy, whether or not lawful, may even inhibit, or prevent, operation of institutions designed to promote social objectives, and if such a change were to occur, ViVA might not be able to recover assets, including project revenues, from the affiliates. Legal remedies may not be effective in these cases.

Currency Risk.

Projects include transactions in host countries, in the currency of host countries. Although ViVA Affiliates all include risk mitigation plans to protect Project revenues with hedging strategies, there is a risk that currency fluctuations will impact Project revenues. ViVA Affiliates are exposed to fluctuations in currency exchange rates. ViVA Affiliates charge their clients in local currency but with obligations to lenders/investors, including ViVA, in other currencies. The rates of exchange between the relevant currencies can vary significantly, which can make repayment of the units significantly more expensive.

ViVA Affiliates seek to reduce exposure to currency fluctuations through hedging strategies, swap transactions, and locally sourced local currency loans, as well as other foreign exchange management strategies, though there can be no guarantee that ViVA's hedging strategies will succeed. The ability to enter contracts protecting against currency fluctuations in the countries in which affiliates may operate is limited, as these currencies are not actively traded, and as a result, affiliates are limited in their ability to hedge against such currency fluctuations.

Results for any period are affected by fluctuations in exchange rates between the U.S. dollar and other currencies, as those fluctuations influence the amount of ViVA's indebtedness when translated into U.S. dollars and also result in foreign exchange gains and losses and gains and losses on derivative contracts affiliates have entered into to hedge ViVA's exchange rate exposure. Any increase in the value of the U.S. dollar against the currencies in our countries of operations, and continued increase in value, also makes it more expensive to repay U.S. dollar loans on maturity.

Repatriation of Funds Risk.

Other inherent risks of operating in these conditions include nationalization, expropriation (or taxation that is equivalent to expropriation), exchange rate controls or other changes in governmental policies, political changes, political or social unrest or unfavorable diplomatic developments that impact negatively on the economy or operating environment of a country and, directly or indirectly, Viva's investment in a country.

Change in Taxation Status of ViVA Affiliates

ViVA Affiliates typically operate as native organizations for all local taxes. A given tax regime could be changed by governmental action therefore subjecting the net income of such ViVA Affiliates to foreign and local income or other taxes. In that case, ViVA's cash flow derived from such ViVA Affiliates may be adversely affected. Since ViVA relies on the ViVA Affiliates for cash flows and for its ability to repay the units, taxation status of affiliates could adversely affect ViVA's ability to repay the units.

Future Funding Risk.

ViVA expects to seek additional capital in the future but cannot guarantee that it will be available or available on reasonable terms. In the event that ViVA is unable to obtain capital financing, its planned operations could be limited to the extent that its operations can be financed with the capital already available. ViVA BVI may for this reason seek equity investments in its affiliates, which would result in participation by third parties in the governance of ViVA BVI's global network. Any equity investment would be subordinate to the units. Nevertheless, equity investors may have different demands and could influence policy in a way that could alter the risks of the units through additional expansion or otherwise, in ways that ViVA cannot now predict.

Risks Related to the Company

Our having generated no revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

As of May 31, 2016, we have generated no revenues. As a consequence, it is difficult, if not impossible, to forecast our future results based upon our historical data. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in revenues and expenses. If we make poor budgetary decisions as a result of unreliable data, we may never become profitable or incur losses, which may result in a decline in our stock price.

The company has realized significant operating losses to date and expects to incur losses in the future

The company has operated at a loss since inception, and these losses are likely to continue. ViVA's net loss for the period ending May 31, 2016 was $3,500. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

ViVA Depends on ViVA Affiliates and Other Revenue Sources

ViVA anticipates that the primary use of the funds raised in this offering will be to make a loan to ViVA Uganda for Project implementation and operations. ViVA has limited sources of revenues; to repay principal and interest on the units to investors, ViVA will rely primarily on the ability of ViVA Uganda to repay the loan. The ability of ViVA Uganda to repay the loan will largely depend on revenue generation from Project operations.

The Company has limited capitalization and a lack of working capital and as a result is dependent on raising funds to grow and expand its business.

The Company lacks sufficient working capital in order to execute its business plan. The ability of the Company to move forward with its objective is therefore highly dependent upon the success of the offering described herein. Should we fail to obtain sufficient working capital through this offering we may be forced to abandon our business plan.

We are a recently organized corporation with a limited operating history, and we may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions to our stockholders.

We were incorporated on April 11, 2016, and we have a limited operating history. Our financial condition, results of operations and ability to make or sustain distributions to our stockholders will depend on many factors, including:

- our ability to identify attractive investment opportunities in the emerging markets that are consistent with our investment strategy;

15

- our ability to consummate such investments on favorable terms;

- the vagaries of global economic and political conditions, including foreign exchange regimes, outbreaks of infectious viruses such as SARS, Ebola and ZIKA which may restrict travels and slow economic growth in the lands we have business arrangements and the willingness of such foreign governments to comply with multilateral trade agreements:

- our ability to absorb costs that are beyond our control, such as taxes, insurance premiums, litigation costs and compliance costs;

- economic conditions in our markets, as well as the condition of the financial markets and the economy generally.

We are dependent on the sale of our securities to fund our operations.

We are dependent on the sale of our securities to fund our operations, and will remain so until we generate sufficient revenues to pay for our operating costs. Our officers and directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our equity or debt securities. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

The Company is dependent on key personnel and loss of the services of any of these individuals could adversely affect the conduct of the company's business.

Our business plan is significantly dependent upon the abilities and continued participation of our officers and directors. It would be difficult to replace any of them at such an early stage of development of the Company. The loss by or unavailability to the Company of their services would have an adverse effect on our business, operations and prospects, in that our inability to replace them could result in the loss of one's investment. There can be no assurance that we would be able to locate or employ personnel to replace any of our officers, should their services be discontinued. In the event that we are unable to locate or employ personnel to replace our officers we would be required to cease pursuing our business opportunity, which would result in a loss of your investment.

Our Certificate of Incorporation and Bylaws limit the liability of, and provide indemnification for, our officers and directors.

Our Certificate of Incorporation permits us to indemnify our officers and directors to the fullest extent authorized or permitted by law in connection with any proceeding arising by reason of the fact any person is or was an officer or director of the Company. Furthermore, our Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its shareholders for monetary damages for any breach of fiduciary duty by such director acting as a director. Notwithstanding this indemnity, a director shall be liable to the extent provided by law for any breach of the director's duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, pursuant to section 174 of the General Corporation Law of Delaware (unlawful payment of a stock dividend or unlawful redemption of stock), or for any transaction from which a director derived an improper personal benefit. Our Certificate of Incorporation permits us to purchase and maintain insurance on behalf of directors, officers, employees or agents of the Company or to create a trust fund, grant a security interest and/or use other means to provide indemnification.

Our Bylaws permit us to indemnify our officers and directors to the full extent authorized or permitted by law.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court's decision.

The Company may not be able to attain profitability without additional funding, which may be unavailable.

The Company has limited capital resources. Unless the Company begins to generate sufficient revenues to finance operations as a going concern, the Company may experience liquidity and solvency problems. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations. Our profitability depends on the ability of ViVA Uganda in executing and/or performing on the Agreement with the Kingdom of Buganda. In the event, ViVA Uganda is unable to perform and/or execute on the Buganda Land Project, we cannot make a profit.

Risks Relating to Our Business and Operating Environment

ViVA Local Project Affiliates Operate in Developing Markets

ViVA's local project affiliates ("*ViVA Affiliates*") are established in countries whose stage of development cannot be compared with that of industrialized countries. In relation to each other and in terms of growth of GDP or GNP, inflation (which may be much higher in threshold, transition and developing countries than in other countries), capital investment, self-sufficiency and balance of payments, the economic performance of the individual countries may vary significantly. In the future, ViVA may make additional loans to its ViVA Affiliates located in Latin America, Africa, Eastern Europe and the Middle East, and other areas where ViVA Affiliates may be established. Business standards and the legal environment in these areas are less predictable and typically less favorable than in developed countries, resulting in risks of fraud, difficulties in enforcing contractual rights or protecting assets, interference with operations other than through principles of law, and the ability to achieve profitable activity. Adverse economic or political events affecting these regions or in the participating programs' countries of operation may adversely affect ViVA Affiliates' programs and in turn their ability to meet financial obligations.

Repatriation of Funds Risk.

Other inherent risks of operating in these conditions include nationalization, expropriation (or taxation that is equivalent to expropriation), exchange rate controls or other changes in governmental policies, political changes, political or social unrest or unfavorable diplomatic developments that impact negatively on the economy or operating environment of a country and, directly or indirectly, Viva's investment in a country.

Change in Taxation Status of ViVA Affiliates

ViVA Affiliates typically operate as native organizations for all local taxes. A given tax regime could be changed by governmental action therefore subjecting the net income of such ViVA Affiliates to foreign and local income or other taxes. In that case, ViVA's cash flow derived from such ViVA Affiliates may be adversely affected. Since ViVA relies on the ViVA Affiliates for cash flows and for its ability to repay the units, taxation status of affiliates could adversely affect ViVA's ability to repay the units.

Future Funding Risk.

ViVA expects to seek additional capital in the future but cannot guarantee that it will be available or available on reasonable terms. In the event that ViVA is unable to obtain capital financing, its planned operations could be limited to the extent that its operations can be financed with the capital already available. ViVA BVI may for this reason seek equity investments in its affiliates, which would result in participation by third parties in the governance of ViVA BVI's global network. Any equity investment would be subordinate to the units. Nevertheless, equity investors may have different demands and could influence policy in a way that could alter the risks of the units through additional expansion or otherwise, in ways that ViVA cannot now predict.

ViVA Consulting Group Inc. (the "Company" or "ViVA") was incorporated in the State of Delaware on April 11, 2016. The Company seeks to invest in opportunities in the emerging market governments' delivery of services through an affiliate, ViVA Consulting Group Limited, a British Virgin Islands corporation with offices located at Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands ("ViVA BVI").

Our Affiliates, ViVA Uganda which executed the Buganda Land Board Agreement for implementation of a Single Window Online Compliance system for property owner registration and land transaction management in the Kingdom of Buganda within the country of Uganda under a ten-year concession agreement and ViVA BVI are foreign companies.

Since we have to deal with a Uganda company and a British Virgin Islands company whose assets are outside the United States and as such, it will be extremely difficult and costly for us to acquire jurisdiction and enforce liabilities against such companies, its officers, directors and assets based in foreign locations. Moreover, some of our directors and officers reside outside of the United States As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States' courts, including judgments relating to U.S. federal securities laws. In addition, there is uncertainty as to whether the courts of Uganda and/or the British Virgin Islands and of other offshore jurisdictions would recognize or enforce judgments of United States' courts obtained against ViVA BVI or ViVA Uganda predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the British Virgin Islands or Uganda or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Furthermore, because the asset of ViVA Uganda and ViVA BVI and/or revenues accruing from the Buganda Land Project are physically held by a British Virgin Island entity, it would also be extremely difficult to access those assets to satisfy an award entered against us in a U.S. court.

We are subject to the Foreign Corrupt Practices Act and our failure or inability to comply with these regulations could subject us to substantial penalties.

Although we do not directly operate internationally; our affiliates, ViVA BVI and ViVA Uganda operate internationally and as such is subject to the Foreign Corrupt Practices Act and other laws which prohibit improper payments to foreign governments and their officials by U.S. and other business entities. Most emerging markets of African, including Uganda are known to experience endemic corruption. Extensive operations in such countries creates the risk of an unauthorized payment would be in violation of various laws including the Foreign Corrupt Practices Act. Violations of the Foreign Corrupt Practices Act may result in severe criminal penalties which could have a material adverse effect on our business.

There can be no guarantee that the foreign countries we may seek business opportunities who are members of the Multilateral Trade Agreements will comply with the rules of such Multilateral Trade Agreements.

Some of the countries we may seek investment opportunities may be members and/or signatories to various Multilateral Trade Agreements, such the World Trade Organization ("WTO"), North American Free Trade Area ("NAFTA"), African Growth and Opportunity Act ("AGOA") Central American Free Trade Area ("CAFTA") and General Agreement on Tariffs and Trade ("GATT") and several others, including proposed agreements such as Free Trade Area of the Americas ("FTAA"), Transatlantic Free Trade Area ("TAFTA") and Asia Pacific Economic Cooperation ("APEC") and others. With the increasing multilateral agreements, the potential for engaging global business opportunities continues to grow. However, there is no guarantee that the countries we may seek opportunities would comply with the various rules of the multilateral pacts that they may have signed and we may not have the legal and financial resources to enforce the daunting tasks of compelling compliance through either the domestic courts of the countries or through diplomatic and/or other enforcement mechanisms.

The profitability of attempted investments is uncertain.

We intend to invest in the emerging markets and such investments fail woefully. In undertaking these investments, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition.

Investments are illiquid.

The investments are illiquid; therefore, our ability to liquidate our portfolio promptly in response to economic or other conditions will be limited. The foregoing and any other factor or event that would impede our ability to respond to adverse changes in the performance of our investments could have an adverse effect on our financial condition and results of operations.

Our investment portfolio, if any may not be diversified.

Our only investment prospect is the Buganda Land Project to be executed by our ViVA Uganda, our affiliate. As a result our investment portfolio is not diversified and there is no guarantee that it will be diversified in the future.

Our performance is therefore linked to economic conditions in Uganda. Therefore, to the extent that there are adverse economic conditions in Uganda such conditions could adversely affect our financial condition.

There may be other Competitors in the market because we do not have a monopoly of our business model.

There is no guarantee that other players will not enter the space and compete against ViVA Uganda and/or ViVA BVI, thus reducing the market space and market potentials.

The Company may not be able to effectively control the timing and costs relating to the execution or performance on the Buganda Land Project by ViVA BVI.

Since the Buganda Land Project will be executed by ViVA Uganda, we have no control of the timing and costs of executing on the Buganda Land Project. Moreover, ViVA Uganda may not have effective control of the costs and timing of the execution of the Buganda Land Project given the possibility of project delays caused by circumstances beyond the control of ViVA Uganda. Similar risk apply to projects that would have to be executed by ViVA BVI.

The costs of defending or prosecuting claims and paying damages could reduce the amounts available for distribution to our shareholders.

Doing business is always fraught with lawsuits and litigations. If we are named as defendant in a lawsuit or if we are compelled to institute a claim against a party, including ViVA BVI and/or ViVA Uganda to enforce any agreement, , such litigation could adversely affect our ability as a going concern since our resources would be expended on litigations.

Risks Related to Our Securities

There is no current established trading market for the Units or Common Stock and if a trading market does not develop, purchasers of our securities may have difficulty selling their securities

There is currently no established public trading market for our Units or our Common Stock and an active trading market in our securities may not develop or, if developed, may not be sustained. While we intend to seek a quotation on a major national exchange or automated quotation system in the future, there can be no assurance that any such trading market will develop, and purchasers of the Units may have difficulty selling their Units or the underlying common stock, if converted, should they desire to do so. No market makers have committed to becoming market makers for our common stock and none may do so.

Because we are a "shell company" the holders of our restricted securities will not be able to sell their securities in reliance on Rule 144 and we cannot file registration statements under Section 5 of the Securities Act using a Form S-8, until we cease being a "shell company".

We are a "shell company" as that term is defined by the applicable federal securities laws. Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal rules, we are considered a "shell company". Applicable provisions of Rule 144 specify that during that time that we are a "shell company" and for a period of one year thereafter, holders of our restricted securities cannot sell those securities in reliance on Rule 144. This restriction may have potential adverse effects on future efforts to form additional capital through unregistered offerings. Another implication of us being a shell company is that we cannot file registration statements under Section 5 of the Securities Act using a Form S-8, a short form of registration to register securities issued to employees and consultants under an employee benefit plan. As result, one year after we cease being a shell company, assuming we are current in our reporting requirements with the Securities and Exchange Commission and have filed current *"Form 10 information"* with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, holders of our restricted securities may then sell those securities in reliance on Rule 144 (provided, however, those holders satisfy all of the applicable requirements of that rule). For us to cease being a "shell company" we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares if and when applicable restrictions against resale expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

The offering price of the Units being offered herein has been arbitrarily determined by us and bears no relationship to any criteria of value; as such, investors should not consider the offering price or value to be an indication of the value of the shares being registered.

Currently, there is no public market for our Units. The offering price for the Units being registered in this offering has been arbitrarily determined by us and is not based on assets, operations, book or other established criteria of value. Thus, investors should be aware that the offering price does not reflect the market price or value of our common shares.

We may, in the future, issue additional shares of common stock and preferred stock, which would reduce investors' percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock and 1,000,000 Preferred Stock. As of the date of this prospectus the Company had 15,000,000 shares of common stock outstanding. Accordingly, we may issue up to an additional 60,000,000 shares of common stock and 950,000 Preferred Stock. The future issuance of common or preferred stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common or preferred stock issued in the future on an arbitrary basis. The issuance of common or preferred stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

We are subject to compliance with securities law, which exposes us to potential liabilities, including potential rescission rights.

We may offer to sell our common or preferred stock to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and making the offering. We may not seek any legal opinion to the effect that any such offering would be exempt from registration under any federal or state law. Instead, we may elect to relay upon the operative facts as the basis for such exemption, including information provided by investor themselves.

If any such offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did not in fact qualify for the exemptions upon which it has relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

3 DILUTION

Should you purchase any of the Units being offered herein, your interest may be diluted. The Company may offer debt securities in future offerings that have equal or greater liquidation preferences than the Units. That is, in the event of liquidation, your pro rata interest in the assets of the Company will be marginalized alongside other holders of the Company's Units.

If the company decides to issue more common or preferred shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. The company is authorized to issue common stock and preferred shares. The company has issued only one class or type of shares, common stock. Therefore, all of the company's current shareholders and the investors in this Offering will experience the same dilution if the company decides to issue more shares in the future.

4 PLAN OF DISTRIBUTION

We are offering a maximum of 50,000 Units on a no minimum, "best efforts" basis. We will sell the Units ourselves and do not plan to use underwriters or pay any commissions. We will be selling our Units using our best efforts and no one has agreed to buy any of our Units. This prospectus permits our officers and directors to sell the Units directly to the public, with no commission or other remuneration payable to them for any Units they may sell. There is no plan or arrangement to enter into any contracts or agreements to sell the Units with a broker or dealer. Our officers and directors will sell the Units and intend to offer them to friends, family members and business acquaintances. There is no minimum amount of Units we must sell so no money raised from the sale of our Units will go into escrow, trust or another similar arrangement.

The Units are being offered by Jeffrey Christoph the Company's Chief Executive Officer and Director. Mr. Christoph will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell the Units. No sales commission will be paid for Units sold by Mr. Christoph Mr. Christoph is not subject to a statutory disqualification and is not associated persons of a broker or dealer.

Additionally, Mr. Christoph primarily performs substantial duties on behalf of the registrant otherwise than in connection with transactions in securities. Mr. Christoph has not been a broker or dealer or an associated person of a broker or dealer within the preceding 12 months and they have not participated in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of Rule 3a4-1 of the Securities Exchange Act of 1934.

The offering will terminate upon the earlier to occur of: (i) the sale of all 50,000 Units being offered, or (ii) 365 days after this registration statement is declared effective by the Securities and Exchange Commission.

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

5 USE OF PROCEEDS TO ISSUER

We estimate that, at a per Unit price of $100, the net proceeds from the sale of the 50,000 Units in this Offering will be approximately $4,865,000, after deducting the estimated offering expenses of approximately $135,000.

We will utilize the net proceeds from this offering to fund the ViVA Uganda Project with the Buganda Land Board, and to provide working capital to a ViVA affiliate to support management of project operations and business expansion.

The following table below sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this offering by the company. For further discussion see the Company's Plan of Operation.

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Proceeds				
Units Sold	12,500	25,000	37,500	50,000
Gross Proceeds	$1,250,000	$2,500,000	$3,750,000	$5,000,000
Total Before Expenses	$1,250,000	$2,500,000	$3,750,000	$5,000,000
Offering Expenses				
Legal & Accounting	$21,500	$21,500	$21,500	$21,500
Publishing/EDGAR	$2,000	$2,000	$2,000	$2,000
Transfer Agent	$1,250	$1,750	$2,500	$3,500
Total Offering Expenses	$24,750	$25,250	$26,000	$27,000
Amount of Offering Proceeds Available for Project Operatio	$1,225,250	$2,474,750	$3,724,000	$4,973,000
Expenditures				
Operating Expenses (1)	$1,225,250	$2,474,750	$3,724,000	$4,973,000
Working Capital Reserves	$0	$0	$474,000	$1,723,000
Total Expenditures	$1,225,250	$2,474,750	$3,250,000	$3,250,000
Net Remaining Proceeds	$0	$0	$0	$0

(1) (1) *"Operating Expenses"* are expenses related to our Buganda Land Board Project expenses. These expenses include but are not limited to contracted technical and support services, travel and communications expenses, non-refundable employee payments, accounting fees, marketing, local Ugandan salaries, infrastructure costs and miscellaneous expenses. The presentation in the table is based on the assumption that we will not borrow any money for our operation.

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding to fully implement our business plan.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

6 DESCRIPTION OF BUSINESS

Our Company

ViVA Consulting Group Inc. (the "Company" or "ViVA") was incorporated in the State of Delaware on April 11, 2016. Our principal executive offices are located at 3 Dairyfield Court, Rockville, MD 20852. The Company seeks to invest in opportunities in the emerging market governments' delivery of services through an affiliate, ViVA Consulting Group Limited, a British Virgin Islands corporation with offices located at Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands ("ViVA BVI"). Another affiliate, is ViVA Compliance Technologies Uganda Ltd, a Uganda corporation with offices located at Suite 501, Fortune Executive Tower, JLT, Dubai, UAE ("ViVA Uganda").Under an Agreement dated January 4, 2016, between ViVA Uganda and the Buganda Land Board ("BLB"), a professional body established by the Kingdom of Buganda in the country of Uganda, ViVA Uganda is to implement during a ten-year concession period a Single Window Online Compliance System for property registration and land transaction management within the country of Uganda. ViVA intends to use the offering proceeds to make loans to ViVA Uganda to complete the implementation of the Single Window Online Compliance system for property owner registration and land transaction management in the Kingdom of Buganda within the country of Uganda under the ten-year concession agreement. *See the Buganda Land Board Agreement.* In addition, ViVA will use the offering proceeds to expand business development and corporate support operations for ViVA Uganda and to launch additional projects, through ViVA BVI. Proceeds from the offering will be allocated on a priority basis to complete the implementation of the Project, and then to corporate infrastructure and business development for new projects. ViVA seeks to raise in a Best Efforts Offering up to $5,000,000, in 50,000 Units at $100 per Unit to fund ViVA Uganda capital needs and ViVA BVI as additional projects are identified.

Government Regulation

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Investment Company Act of 1940

We intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Employees:

Currently, the company does not have any full time employees. The company may hire a number of employees as needed after effectiveness of this offering primarily to support our acquisition and development efforts.

Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

7   DESCRIPTION OF PROPERTY

Our principal offices are located at 3 Dairyfield Court, Rockville, MD 20852. These offices are provided for use by our Director, Michel Vachon, at no cost to the Company.

We do not currently lease or own any other real property.

8   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS

ViVA Consulting Group Inc. (the "Company" or "ViVA") was incorporated in the State of Delaware on April 11, 2016. Our principal executive offices are located at 3 Dairyfield Court, Rockville, MD 20852. The Company seeks to invest in opportunities in the emerging market governments' delivery of services through an affiliate, ViVA Consulting Group Limited, a British Virgin Islands corporation with offices located at Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands ("ViVA BVI"). Another affiliate, is ViVA Compliance Technologies Uganda Ltd, a Uganda corporation with offices located at Suite 501, Fortune Executive Tower, JLT, Dubai, UAE ("ViVA Uganda").Under an Agreement dated January 4, 2016, between ViVA Uganda and the Buganda Land Board ("BLB"), a professional body established by the Kingdom of Buganda in the country of Uganda, ViVA Uganda is to implement during a ten-year concession period a Single Window Online Compliance System for property registration and land transaction management within the country of Uganda. ViVA intends to use the offering proceeds to make loans to ViVA Uganda to complete the implementation of the Single Window Online Compliance system for property owner registration and land transaction management in the Kingdom of Buganda within the country of Uganda under the ten-year concession agreement. *See the Buganda Land Board Agreement.* In addition, ViVA will use the offering proceeds to expand business development and corporate support operations for ViVA Uganda and to launch additional projects, through ViVA BVI. Proceeds from the offering will be allocated on a priority basis to complete the implementation of the Project, and then to corporate infrastructure and business development for new projects. ViVA seeks to raise in a Best Efforts Offering up to $5,000,000, in 50,000 Units at $100 per Unit to fund ViVA Uganda capital needs and ViVA BVI as additional projects are identified.

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, including identifying opportunities for investments overseas, recruiting management and staff and raising capital. Accordingly, the Company is considered to be in the development stage, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. The Company has generated minimal revenues from operations and therefore lacks meaningful capital reserves.

Operating Results

As of May 31, 2016, we have not generated any revenues or incurred expenses.

To meet our need for cash we are attempting to raise money from this offering. The maximum aggregate amount of this offering will be required to fully implement our business plan. If we are unable to successfully generate revenue we may quickly use up the proceeds from this offering and will need to find alternative sources. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

Liquidity and Capital Resources

As of May 31, 2016, the Company had $250 in cash.   As of May 31, 2016, the Company has incurred total expenses since inception of $0, related entirely to legal fees associated with this Offering. In management's opinion, the Company's cash position is insufficient to maintain its operations at the current level for the next 12 months. We are attempting to raise funds to proceed with our plan of operation. The

Company hopes to raise $5,000,000 in this Offering. If we are successful at raising the maximum amount of this offering, we believe that such funds will be sufficient to fund our expenses over the next twelve months.

Although we intend on identifying opportunities for investments in the global arena , there is no guarantee that we will continue to be presented with attractive investment opportunities which often depend on the ability of ViVA BVI to procure projects on reasonable terms, availability of funds and viability of such projects. Upon the qualification of the Form 1-A, the Company plans to pursue its investment strategy of providing funds to ViVA Uganda and ViVA BVI. There can be no assurance of the Company's ability to do so or that additional capital will be available to the Company. If so, the Company's investment objective of investing in ViVA Uganda and ViVA BVI will be adversely affected and the Company may not be able to pursue such investment strategy if it is unable to finance such investments. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company. If we are successful at raising capital by issuing more stock, or securities which are convertible into shares of the Company, your investment will be diluted as a result of such issuance.

We are highly dependent upon the success of this offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available, because we are a development stage company with no operations to date, we would likely have to pay additional costs associated with high risk loans and be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such debt financing. If the Company cannot raise additional proceeds via a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Off-Balance Sheet Arrangements

As of May 31, 2016, we did not have any off-balance sheet arrangements.

Plan of Operations

Over the next twelve months, the Company intends to execute on the proposed investment in ViVA Uganda for the Buganda Land Project and in identifying other investment opportunities overseas through ViVA BVI.

9   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until her successor is elected and qualified, or until her earlier resignation or removal. Our directors and executive officers are as follows:

The table below lists our directors and executive officers, their ages, and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First Appointment

Jeffrey Christoph	Chief Executive Officer, Director/Secretary	June 6, 2016
Rick Whitaker	Vice President/Director	June 6, 2016
Michael Vachon	Vice President/Director	June 6, 2016

Jeffrey D. Christoph – Chief Executive Officer/Director/Secretary
Education:
BS Computer Engineering, Virginia Tech

- Minor in Computer Science
- Project Management Professional, Project Management Institute (PMI) since 2006
- Earned Value Management Professional, Association for the Advancement of Cost Engineering International (AACEI) since 2007
- IT Infrastructure Library (ITIL) v3.0 Service Management Foundation, 2009

Career Highlights:
Mr. Christoph has over twenty years experience in engineering, project and program management, and business development for both product and service businesses. He has held a Project Management Professional certification from PMI since 2006, and he is a recognized industry expert in earned value management earning an Earned Value Management Professional (EVP) designation from AACEI. For the last two years, Mr. Christoph has been providing management services to corporate clients to develop and implement strategic growth plans.

Michel Vachon – Vice President
Education:
University of Ottawa - B.Sc. Slavic Languages (Russian/Ukrainian) Université Laval - B. Sc. Pedagogy - Spanish and Mathematics

University of South Carolina – Independent studies - Thermodynamic Applications Centro Intercultural de Documentación (México) – Cert. Social Sciences

Project Management Professional (PMP) Certification Multilingual

Career Highlights:
Mr. Vachon is an experienced senior executive with a successful track record in professional corporate management and business development with extensive international and domestic operations. He has proven management and organizational skills as well as the ability to negotiate and close successfully across cultural barriers. He also has extensive experience in sales management, project financing, risk analysis and solution oriented products in diverse industries ranging from engineering (large corporate clients), foreign Government sales, and IT solutions to the U.S. federal public sector.

Mr. Vachon is multilingual with extensive international business development experience and program Profit & Loss responsibility in Southeast Asia, South Asia, Africa, the Middle East, and Latin America.

He has the ability to assess major markets, devise successful strategies, develop in-country organization and staffing, and manage the enterprise to the satisfaction of clients, and shareholders.

Project Financing Experience:
Multilateral Funding Institutions: ADB, the World Bank Group (IBRD/IDA/IFC), IADB and AfDB

Bilateral Funding Institutions: U.S. Ex-Im Bank, OPIC, USTDA Structured Financing (private equity funds and international banks)

Frederick "Rick" Whitaker – Vice President
Education:

B.S. Engineering cum laude,
United States Military Academy, West Point
M.B.A Harvard University

Career Highlights:

Mr. Whitaker has thirty-five years professional experience in international infrastructure development and institutional strengthening programs. He has a wide range of experience in institutional process and policy development and finance management. He has conducted global strategy and management consulting projects and development efforts throughout Latin American, Asia, Middle East, and Africa. Mr. Whitaker has worked extensively in the management of large-scale projects, particularly with hydroelectric initiatives, renewable energy, and electricity and petroleum enterprises. His experiences spans: Enron, USAID, Booz Allen Hamilton, United Technologies Corp, Bain & Co. and International Resources Group/L3. Key initiatives and projects include:

- Growing IRG's Energy practice 200% in three years
- Restructuring USAID's $2.4B Iraq infrastructure portfolio while posted in Baghdad
- Resurrecting the Liberia Electricity Corporation while posted in Monrovia, and putting it on a sustainable basis in 18 months
- Developing an energy rehabilitation business and initiating in Asia and Latin America.
- Introducing the world's first fuel cell power plant to 13 countries
- Leading the strategy redevelopment effort of Malaysia's oil and gas company while posted in Singapore

Code of Ethics Policy

We have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Board Composition

Our Bylaws provide that the Board of Directors shall consist of no more than three (3) directors. Each director of the Company serves until his successor is elected and qualified, subject to removal by the Company's majority shareholders. Each officer shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board of Directors, and shall hold his office until his successor is elected and qualified, or until his earlier resignation or removal.

Potential Conflicts of Interest

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our directors. Thus, there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation and audit issues that may affect management decisions. We are not aware of any other conflicts of interest with any of our executives or directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that our directors do not meet the independence requirements, according to the applicable rules and regulations of the SEC.

Corporate Governance

There have been no changes in any state law or other procedures by which security holders may recommend nominees to our board of directors. In addition to having no nominating committee for that purpose, we currently have no specific audit committee and no audit committee financial expert. Based on the fact that our current business affairs are simple, any such committees are excessive and beyond the scope of our business and needs.

Family Relationships

None.

Involvement in Certain Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last ten years in any of the following:

• Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

• Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

• Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting her involvement in any type of business, securities or banking activities,

• Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

• Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

• Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

• Having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.

Significant Employees
None.

10   COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our three highest-paid persons who were directors or executive officers during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jeffery Christoph	CEO, Director/Secretary	-0-	-0-	-0-
Rick Whitaker	VP, Director	-0-	-0-	-0-
Michael Vachon	VP, Director	-0-	-0-	-0-

Compensation of Directors

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

11   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following tables set forth the ownership, as of the date of this prospectus, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class (3)
Frederick "Rick" Whitaker	6,750,000	-0-	45%
Jeffrey D. Christoph	4,200,000	-0-	28%
Michel Vachon	4,050,000	-0-	27%
All directors and officers as a group (3 persons)		-0-	100%

(1) The address of those listed is 3 Dairyfield Court, Rockville, MD 20852.
(2) Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3) Based on 15,000,000 shares outstanding prior to this Offering.

12   INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the last fiscal year, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 5% of the outstanding common, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

Conflicts of Interest and Corporate Opportunities

The officers and directors have acknowledged that under Delaware law that they must present to the Company any business opportunity presented to them as an individual that met Delaware's standard for a corporate opportunity: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation's line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the corporate fiduciary will thereby be placed in a position inimical to their duties to the corporation. This is enforceable and binding upon the officers and directors as it is part of the Code of Ethics that every officer and director is required to execute. However, the Company has not adopted formal written policies or procedures regarding the process for how these corporate opportunities are to be presented to the Board. It is the Company's intention to adopt such policies and procedures in the immediate future.

13   SECURITIES BEING OFFERED

Units of Preferred Shares

The Units consist of 50,000 Preferred Shares with 10% Dividend Coupons. Units are priced at $100 each for a maximum offering of $5 million. The minimum investment per investor is 100 Units or $10,000. The Shares are subject to buy back at 48 months; i.e., Maturity Date. The Coupons are not subject to buy back and will be retained by the investor for the life of the Buganda Land Project.

Unsecured Units.. Preferred Shares rank senior to common stock, and *pari passu* with all other unsecured and unsubordinated obligations of ViVA. The Shares will be recourse obligations against ViVA and will not be secured by any collateral other than the Buganda Land Project revenues and assets of ViVA Uganda which will be transferred to the Company only in the event of default by ViVA of the buy-back. Investors will have no recourse in respect of any obligation or claim arising hereunder against ViVA's, ViVA BVI's or ViVA Uganda's directors, officers, or employees, or against any of the entities to which loans have been made by ViVA or whose loans are guaranteed by ViVA.

Dividend Rates. The Shares shall earn a fixed dividend on face value of 10% per annum for the four year fixed dividend period. The Coupons shall earn a variable rate, which is equal to 0.0003% per individual Coupon of all declared dividends from ViVA Uganda. Collectively, if all 50,000 Coupons are issued, then the Coupons will pay a total of 15% of declared dividends from ViVA Uganda.

Dividend Payments for Shares. All dividends for Shares shall be calculated based upon the actual number of days elapsed in a relevant period and a 360-day year. Dividends will be due and payable annually until the Maturity Date in the form of cash repayment.

Dividend Payments for Coupons. No Dividend payments will be made for coupons until (i) the Shares have been repurchased by the Company, and (ii) ViVA Uganda declares a Dividend. Dividends, if applicable, will be declared at the end of each calendar year. Dividend values are established at the sole discretion of ViVA Uganda according to the Dividend Policy. When ViVA Uganda declares a Dividend, the proportionate Dividend payment will be made to the Company and subsequently to Coupon holders.

The Offering is for Units, which consist of Preferred Shares that pay a fixed dividend for four years of 10%, and Dividend Coupons that pay dividends based on the underlying performance of the Buganda Land Board Project and the project company, ViVA Uganda. Units are offered at $100 each for a maximum offering of $5 million. The minimum investment per investor is 100 Units or $10,000. The Preferred Shares are subject to buy back at 48 months. Coupons are not subject to buy back and may be retained by the investor for the life of the Buganda Land Project. The offering will commence as of the effective date of this Prospectus and continue until the earliest to occur: June 1, 2017, all Units are subscribed, or ViVA cancels the offering. The Units are unsecured and rank senior to our common stock, and *pari passu* with all other unsecured and unsubordinated obligations of ViVA. The Units are recourse obligations against ViVA and will not be secured by any collateral other than the Buganda Land Project revenues and assets of ViVA Uganda which will be transferred to the Company only in the event of default by ViVA of the buy-back. Investors will have no recourse in respect of any obligation or claim arising hereunder against ViVA's, ViVA BVI's or ViVA Uganda's directors, officers, or employees, or against any of the entities to which loans have been made by ViVA or whose loans are guaranteed by ViVA. The Preferred Shares shall earn a fixed dividend on face value of 10% per annum for the four year fixed dividend period. All dividends for the Preferred Shares shall be calculated based upon the actual number of days elapsed in a relevant period and a 360-day year. Dividends will be due and payable annually until the Maturity Date in the form of cash repayment. No Dividend payments will be made for Coupons until (i) the Shares have been repurchased by the Company, and (ii) ViVA Uganda declares a Dividend. Dividends for Coupons, if applicable, will be declared at the end of each calendar year. For the purpose of paying Coupon Dividends, dividend values are established at the sole discretion of ViVA Uganda according to the Dividend Policy. When ViVA Uganda declares a Dividend, the proportionate Dividend payment will be made to the Company and subsequently to Coupon holders. The Preferred Shares shall mature and be eligible for repurchase by the Company at the end of 48 months. Each investor will be sent a notice at least 30 days prior to the Maturity Date informing him or her that his or her Preferred Shares(s) will be maturing and stating that ViVA will either: (i) buy back the Shares at face value, or (ii) that ViVA will not be repurchasing shares and in that event, ViVA Uganda's assets will be transferred from ViVA BVI to the Company and if there is a secondary market for the Units herein, the investor may opt to sell his/her shares in the public trading market. Any such payment will be made as soon as practical, but no later than 3 business days after the Maturity Date. The Company waives the right to repurchase the Units prior to the Maturity Date, except for in the event of a sale of the ViVA Uganda Project.

Capital Stock

We are not offering any shares of our capital stock in this Offering.

Our authorized capital stock consists of 75,000,000 shares of common and 1,000,000 preferred stock, $0.0001 par value per share As of May 31, 2016 we had 15,000,000 shares of common stock outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation, as amended, and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Common Stock

As of the date of this registration statement, there were 15,000,000 shares of common stock issued and outstanding held by three (3) shareholders.

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of our preferred stock..

Share Eligible for Future Sale

Prior to this offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

We have outstanding an aggregate of 15,000,000 shares of our common stock. None of these shares will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.

The 15,000,000 shares of common stock outstanding after this offering will be restricted as a result of securities laws. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.

Rule 144

A person who has beneficially owned restricted shares of common stock for at least six months would be entitled to sell their shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:
- 1% of the number of shares then outstanding, which will equal 90,850 shares of common stock immediately after this offering (or 104,290 shares of common stock if the over-allotment option is exercised in full); and
- the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
- the issuer of the securities that was formerly a shell company has ceased to be a shell company;
- the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
- the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
- at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Dividend Policy

ViVA will pay dividends on Shares annually, calculated from the time of issuance, in the form of a cash payment in US Dollars. Dividends for Shares will be distributed in the form of a check or wire transfer within 5 business days of the end of each year until the Shares are repurchased by the Company, or in the event of Project failure until Project failure is declared by ViVA. Project failure will be declared in the event that ViVA abandons or otherwise declares the Project as a loss maker and unrecoverable. If ViVA sells the Project, Shares and Coupons will be redeemed at fair market value as determined by ViVA management and a qualified third party independent assessment, and in accordance with the terms of the sale.

If Shares are repurchased at the Maturity Date, then Shareholders will return their Share Certificates for payment. If ViVA is unable to repurchase the Shares at the Maturity Date for any reason, Shareholders will be provided with a notice describing the reason and including management's assessment for the timing and likelihood of repurchase. Unless the underlying project fails to generate profits or ViVA abandons, sells, or otherwise declares the project as unrecoverable, ViVA will continue to pay the fixed interest on the Shares until the Share repurchase is completed.

In the event that ViVA can buy back some, but not all, of the Shares, Share purchase priority will be equal to all investors.

After the Share repurchase is complete, ViVA will pay dividends on the Coupons according to the annual results of the Company, which will be tabulated at the end of each calendar year. Once the project company books are closed at the end of the year, the Company will review revenue projections and operating costs to determine an appropriate level of working capital to leave in the company. Remaining profit after local taxes are paid or withheld for payment will be issued as a Dividend. The Dividend agreement between ViVA Uganda and the Company will transfer 15% of the declared Dividend if the offering is fully subscribed, and will transfer a prorated amount equal to 0.0003% for every Unit subscribed if not fully subscribed, to the Company for distribution to Coupon holders. ViVA expects to make the dividend determination, and if applicable the transfer, within 30 days of the end of each calendar year.

           FINANCIAL STATEMENTS

ViVA CONSULTING GROUP INC.
(A DEVELOPMENTAL STAGE COMPANY)
UNAUDITED FINANCIAL STATEMENTS
For the period ended May 31, 2016

CONTENTS:

Financials provided by the company

Balance Sheet as of May 31, 2016

Statement of Operations for the period from April 11, 2016 to May 31, 2016

Statements of Stockholder's Deficit for the period from April 11, 2016 to May 31, 2016

Statements of Cash Flows for the period from April 11, 2016 to May 31, 2016

Note to the Financial Statements

ViVA CONSULTING GROUP INC.
(A DEVELOPMENTAL STAGE COMPANY)
UNAUDITED BALANCE SHEET
As of May 31, 2016

	Unaudited
ASSETS	**May 31, 2016**
	$
Current Assets:	
Cash	250
Total Current Assets	0
TOTAL ASSETS	250
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Related Party Note	0
Total Current Liabilities	0
Total Liabilities	0
Stockholders' Equity	
Common Stock, Par Value $0.0001, 75,000,000 Authorized, 15,000,000 Issued & Outstanding	150
Additional Paid In Capital	100
Prior Accumulated Retained Earnings	
Current net profit (loss)	0
Less: Dividends	-
Total Shareholders' Equity	250
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	250

The accompanying notes are an integral part of these financial statements.

ViVA CONSULTING GROUP INC.
(A DEVELOPMENTAL STAGE COMPANY)
UNAUDITED STATEMENT OF OPERATIONS
For the Period April 11, 2016 (Inception) through May 31, 2016

	Unaudited From April 11, 2016 to May 31, 2016
	$
Revenue	0
Operating expenses:	0
Total operating expenses	0
Net Profit	0
Net loss per common share - basic and diluted:	
Net loss per share attributable to common stockholders	0.00
Weighted-average number of common shares outstanding	15,000,000

The accompanying notes are an integral part of these financial statements.

ViVA CONSULTING GROUP INC.
(A DEVELOPMENTAL STAGE COMPANY)
UNAUDITED STATEMENT OF STOCKHOLDER'S DEFICIT
for the period of April 11, 2016 (inception) to May 31, 2016

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholder's Deficit
	Shares	**Amount**		Unaudited	
		$		$	$
Beginning Balance, April 11, 2016 (Inception)	-	100			
Issuance of Common Stock $0.0001 Par Value	15,000,000	150			
Net Income (Loss)	-			0	
Ending Balance, May 31, 2016	15,000,000	250		0	0

The accompanying notes are an integral part of these financial statements.

ViVA CONSULTING GROUP INC.
(A DEVELOPMENTAL STAGE COMPANY)
UNAUDITED STATEMENT OF CASH FLOWS
FROM THE PERIOD April 11, 2016 (INCEPTION) TO May 31, 2016

	Unaudited From April11, 2016 (Inception) to May 31, 2016
	$
Cash Flows from Operating Activities	
Net Income (loss)	0
Net cash used in operating activities	0
Cash Flows from Financing Activities	
Common Stock issued	150
Related Party Loan	0
Net Cash Flows From Financing Activities	0
Net Increase In Cash	150
Cash – Beginning	100
Cash – Ending	250

The accompanying Notes are an integral part of these financial statements.

Note 1.   Organization, History and Business

ViVA CONSULTING GROUP INC. ("the Company") was incorporated in Delaware on April 11, 2016. The Company was established for the purpose of providing funding for ViVA Uganda for the execution of the Buganda Land Project and for funding other opportunities identified by ViVA BVI. The Company's fiscal year end is December 31.

Note 2.   Summary of Significant Accounting Policies

Revenue Recognition

Revenue is derived from contracts with our consumers. Revenue is recognized in accordance with ASC 605. As such, the Company identifies performance obligations and recognizes revenue over the period through which the Company satisfies these obligations. Any contracts that by nature cannot be broken down by specific performance criteria will recognize revenue on a straight line basis over the contractual term of period of the contract.

Accounts Receivable

Accounts receivable is reported at the customers' outstanding balances, less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable.

Allowance for Doubtful Accounts

An allowance for doubtful accounts on accounts receivable is charged to operations in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectability is determined to be permanently impaired.

Stock Based Compensation

When applicable, the Company will account for stock-based payments to employees in accordance with ASC 718, "Stock Compensation" ("ASC 718"). Stock-based payments to employees include grants of stock, grants of stock options and issuance of warrants that are recognized in the consolidated statement of operations based on their fair values at the date of grant.

The Company accounts for stock-based payments to non-employees in accordance with ASC 505-50, "Equity-Based Payments to Non-Employees." Stock-based payments to non-employees include grants of stock, grants of stock options and issuances of warrants that are recognized in the consolidated statement of operations based on the value of the vested portion of the award over the requisite service period as measured at its then-current fair value as of each financial reporting date.

The Company calculates the fair value of option grants and warrant issuances utilizing the Binomial pricing model. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Company monitors both stock option and

Note 2.   Summary of Significant Accounting Policies (continued)

warrant exercises as well as employee termination patterns. The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

Loss per Share

The Company reports earnings (loss) per share in accordance with ASC Topic 260-10, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since there are no dilutive securities.

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

Concentration of Credit Risk

The Company primarily transacts its business with one financial institution. The amount on deposit in that one institution may from time to time exceed the federally-insured limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business segments

ASC 280, *"Segment Reporting"* requires use of the *"management approach"* model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segment as of May 31, 2016.

Income Taxes

The Company accounts for its income taxes under the provisions of ASC Topic 740, "Income Taxes." The method of accounting for income taxes under ASC 740 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Recent Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company's financials properly reflect the change. The Company currently does not have any recent accounting pronouncements that they are studying and feel may be applicable.

Note 3.   Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The effective tax rate on the net loss before income taxes differs from the U.S. statutory rate as follows:

	5/31/16
U.S statutory rate	34.00%
Less valuation allowance	-34.00%
Effective tax rate	0.00%

The significant components of deferred tax assets and liabilities are as follows:

	5/31/16
Deferred tax assets	
Net operating gain/losses	$ 0
Deferred tax liability	
Net deferred tax assets	
Less valuation allowance	
Deferred tax asset - net valuation allowance	$ 0

The Company adopted the provisions of ASC 740-10-50, formerly FIN 48, and "Accounting for Uncertainty in Income Taxes". The Company had no material unrecognized income tax assets or liabilities as of May 31, 2016.

The Company's policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. During the period April 11, 2016 (inception) through May 31, 2016, there were no income tax, or related interest and penalty items in the income statement, or liabilities on the balance sheet. The Company files income tax returns in the U.S. federal jurisdiction and Nevada state jurisdiction. We are not currently involved in any income tax examinations.

Note 4. Related Party Transactions

There have been no related party transactions other than the following related party stock issuances.

Related Party Stock Issuances:

The following stock issuances were made to officers of the company as compensation for services:

On June 6, 2016 the Company issued 6,750,000 of its authorized common stock to Frederick Whitaker as consideration for $67.50

On June 6, 2016 the Company issued 4,050,000 of its authorized common stock to Michael Vachon as consideration for $40.50.

On June 6, 2016 the Company issued 4,200,000 of its authorized common stock to Jeffrey Christoph as consideration for $42.00.

Additional Paid In Capital.

On May 26, 2016, our Affiliated company ViVA Consulting Group Ltd, incorporated in the BVI, transferred $100 to the Company to open a bank account.

Note 5. Stockholders' Equity

Common Stock

The holders of the Company's common stock are entitled to one vote per share of common stock held.

As of May 31, 2016 the Company had 15,000,000 shares issued and outstanding.

Note 6. Commitments and Contingencies

Commitments:

The Company currently has no long term commitments as of our balance sheet date.

Contingencies:

None as of our balance sheet date.

Note 7. – Net Income(Loss) Per Share

The following table sets forth the information used to compute basic and diluted net income per share attributable to ViVA Consulting Group Inc. .for the period April 11, 2016 (inception) through May 31, 2016

	4/30/16
Net Income (Loss)	$ 0
Weighted-average common shares outstanding basic:	
Weighted-average common stock	15,000,000
Equivalents	
Stock options	0
Warrants	0
Units	0
Weighted-average common shares outstanding- Diluted	15,000,000

Note 8.   Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has no operating history and has not generated significant revenue. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirements will depend on many factors including the success of the Company's development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future.   The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 9.   Subsequent Events

None

15   **INDEX TO EXHIBITS**

Exhibit 2a	**CERTIFICATE OF INCORPORATION**
Exhibit 2b	**BYLAWS**
Exhibit 1A-4	**SUBSCRIPTION AGREEMENT**
Exhibit 1A-12	**OPN CNSL**

VIVA CONSULTING GROUP, INC.

16   **SIGNATURES**

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, County of Montgomery, State of Maryland, on July 5, 2016.

VIVA Consulting Group Inc.

By: _(signature)_
Name: Jeffrey Christoph
Title: Chief Executive Officer and Director
(Principal Executive, Financial and Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
(signature) Jeffrey Christoph	Director and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)	July 5, 2016

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